Exhibit 99.1

Investor Relations Contact: Brian Tanner, Hawaiian Telcom (201) 706-8965 brian.tanner@hawaiiantel.com	Media Contact: Su Shin, Hawaiian Telcom (808) 546-2344 su.shin@hawaiiantel.com

For Immediate Release

Hawaiian Telcom Reports Fourth Quarter and Full Year 2014 Results

Achieved fourth quarter and full year consumer revenue growth of 2.6% and 3.9%

Strong Hawaiian Telcom TV subscriber growth of more than 2,300 in fourth quarter

Expanded the reach of Hawaiian Telcom TV to 160,000 households on Oahu

Delivered fourth quarter data center revenue growth over 60%

HONOLULU (Thursday, March 12, 2015) — Hawaiian Telcom Holdco, Inc. (NASDAQ: HCOM) reported financial results for the fourth quarter and full year 2014.  The highlights of 2014 and recent accomplishments in 2015 are as follows:

•                  Revenue was $99.6 million for the fourth quarter and $390.7 million for full year 2014:

•                  Consumer revenue increased 2.6 percent and 3.9 percent year-over-year for the fourth quarter and full year 2014, respectively, driven by growth in video revenue of $2.8 million and $10.8 million, respectively.

•                  Added over 2,300 Hawaiian Telcom TV subscribers during the fourth quarter, ending 2014 with approximately 28,100 subscribers resulting in penetration of 17.6 percent of households enabled.

•                  Enabled 8,000 households in the quarter, increasing enabled households on Oahu to 160,000, 56 percent of which are fiber-to-the-home.

•                  Revenue from SystemMetrics Corporation (SystemMetrics) increased over 60 percent year-over-year for the fourth quarter, driven by sales of security products and solutions.

•                  Fourth quarter 2014 Adjusted EBITDA(1) of $30.7 million was consistent with the same period a year ago and full year 2014 Adjusted EBITDA of $117.8 million declined $2.1 million year-over-year.

•                  Generated fourth quarter and full year 2014 net income of $2.0 million and $8.1 million, or $0.19 and $0.76 per diluted share, respectively.

“We delivered a successful 2014.  With a focus on broadband, TV and data center and cloud services, Hawaiian Telcom’s investment in our next-generation fiber network and innovative new products continue to transform our company and Hawaii’s communities and businesses,” said Eric K. Yeaman, Hawaiian Telcom’s president and CEO.  “We have invested and executed aggressively, creating new growth channels and enabling our customers with next-generation technologies to strengthen their businesses and improve their quality of life.

“Our growing momentum in the consumer channel is powered by the continued strength of Hawaiian Telcom TV and growth in high-speed Internet (HSI), which drove an industry-leading 4 percent growth in consumer revenues in 2014.  Hawaii’s superior entertainment experience can now reach 160,000 households on Oahu, 57.5 percent of which are fiber-to-the-home households.

“In the business channel, customers of all sizes—including 225 of Hawaii’s top 250 companies—turn to Hawaiian Telcom for a full array of communications services.  Our ability to meet our customers’ need for integrated communications solutions is having a pull-through effect for SystemMetrics’ data center and cloud services, which drove a more than 60 percent year-over-year increase in fourth quarter revenue in that segment.

“In the wholesale channel, we now have 411 fiber-to-the-tower (FTTT) cell sites completed and another 73 sites under contract to build.  Future-proofed with fiber, bandwidth to these cell sites are easily increased to provide wireless carriers more capacity, which can drive a meaningful increase in revenue over time.

“We begin 2015 with strong momentum.  Demand for higher bandwidth services and integrated communications solutions are dynamic and growing, as consumers and businesses increasingly view them as tools to improve their quality of life and strategic enablers of growth.  To address this demand, we will continue to leverage our next-generation fiber network and data center capabilities to launch new Unified Communications services and Software-as-a-Service cloud services.  We look forward to expanding the availability of Hawaiian Telcom TV to more households on Oahu in 2015, driving deeper penetration and increasing our share of the consumer video and broadband market.

We are confident in our strategies and our platform for growth and are ready to lead Hawaii into the next generation of communications, technology and entertainment,” concluded Yeaman.

Fourth Quarter 2014 Results

Fourth quarter revenue was $99.6 million, compared to $100.5 million in the fourth quarter of 2013, which benefitted from $1 million in government subsidies from the Universal Service Connect America Fund program for the expansion of broadband.  Revenue growth in the quarter, driven by video, HSI, and $1.3 million of data center colocation revenue from SystemMetrics, was offset by a $2.0 million decrease in equipment and managed services revenue, related to lower customer premise equipment sales, and a 5.7 percent decline in voice access lines.  Adjusted EBITDA was $30.7 million, consistent with the same period a year ago.

Net income for the fourth quarter of 2014 was $2.0 million, or $0.19 per diluted share, compared with the prior year net income for the fourth quarter of 2013 of $2.6 million, or $0.23 per diluted share.  The decrease was primarily due to a $2.0 million increase in depreciation and amortization as a result of significant investments made to the Company’s broadband network.

Consumer Revenue

Fourth quarter consumer revenue totaled $37.4 million, up 2.6 percent year-over-year primarily driven by revenue growth from the Company’s Hawaiian Telcom TV and HSI services.  The increased reach of the Company’s next-generation fiber network is the catalyst that is driving revenue growth in video and HSI services, which is more than offsetting declines from legacy services.

Video service revenue grew to $7.1 million for the quarter, up from $4.2 million in the same period a year ago, driven by the addition of approximately 9,700 subscribers in 2014, ending the year with approximately 28,100 subscribers in service.  Hawaiian Telcom TV average revenue per user (ARPU) was up approximately 5.8 percent year-over-year.  During the quarter, 8,000 additional households were enabled, increasing the total number of households enabled to 160,000 with over 57.5 percent of those households capable of connecting directly to the Company’s next-generation fiber network.  Hawaiian Telcom TV penetration of households enabled was approximately 17.6 percent at the end of 2014.

Consumer HSI revenue also was up from the same period a year ago led by a 1.6 percent year-over-year increase in consumer HSI subscribers to approximately 92,900 and a 9.3 percent increase in consumer HSI ARPU due to increased adoption of higher speed offerings.  As of December 31, 2014, approximately 53 percent of all video subscribers had triple-play bundles and approximately 92 percent had double- or triple-play bundles.  Revenue increases from video and HSI were partially offset by legacy revenue declines related to consumer voice access and long distance line losses of 9.1 percent and 8.5 percent, respectively.

Business Revenue

Fourth quarter business revenue was $42.7 million, compared to $44.7 million in the fourth quarter of 2013.  Revenue from SystemMetrics increased over 60 percent year-over-year for the fourth quarter, driven by sales of security products and solutions, was more than offset by a $2.0 million decrease in equipment and managed services revenue.  Additionally, the year-over-year decline in legacy business access and long distance revenues contributed to the decline in business revenue.

Wholesale Revenue

Fourth quarter wholesale revenue totaled $16.0 million, consistent with the same period a year ago.  Wholesale carrier data revenue increased $0.3 million year-over-year to $14.7 million, mainly due to special construction related to the Company’s FTTT projects.  Switched carrier access revenue declined year-over-year to $1.4 million, equally attributable to the overall decline in voice access lines and minutes of use and the impact of intercarrier compensation reform.

Operating Expenses, Capital Expenditures and Liquidity

Operating expenses, exclusive of depreciation and amortization, non-cash stock compensation, SystemMetrics earn-out and other one-time charges, decreased 1.2 percent to $68.9 million, primarily due to decreased cost of goods related to lower levels of equipment sales, as well as a decline in costs related to employee benefits, partially offset by increased direct cost of services related to video and higher advertising expense.

Full Year 2014 Results

Revenue was $390.7 million, compared to $391.2 million for the prior year.  After adjusting for $1 million in government subsidies in the fourth quarter 2013, revenue for 2014 was consistent with the same period a year ago.  Adjusted EBITDA was $117.8 million, compared to $119.9 million in 2013.

Net income for the full year 2014 was $8.1 million, or $0.76 per diluted share, compared with the prior year net income for the full year 2013 of $10.5 million, or $0.95 per diluted share.  The decrease was primarily due to one-time costs relating to Tropical Storm Iselle of $1.1 million recorded in the third quarter 2014, as well as a $6.5 million gain from the sale of property recorded in the second quarter of 2013, partially offset by a $3.7 million loss on early extinguishment of debt in the second quarter of 2013.

Capital expenditures totaled $96.7 million for the full year 2014, up from $86.3 million in 2013 primarily due to the success-based spending to support the growth of Hawaiian Telcom TV fiber-to-the-premise subscribers, success-based spending related to the fiber-to-the-tower initiative and costs associated with consolidating and virtualizing internal data centers.

At the end of 2014, the Company had $39.9 million in cash and cash equivalents compared to $49.6 million at the end of 2013.  The use of cash is primarily related to higher levels of next-generation fiber network and success-based capital expenditures.  Net Debt(2) was $252.5 million, resulting in a Net Debt to Adjusted EBITDA ratio as of December 31, 2014 of 2.14x.

Conference Call

The Company will host a conference call to discuss its fourth quarter and full year 2014 results at 8:00 a.m. (Hawaii Time), or 2:00 p.m. (Eastern Time) on Thursday, March 12, 2015.

To access the call, participants should dial (866) 515-2915 (US/Canada), or (617) 399-5129 (International) ten minutes prior to the start of the call and enter passcode 59723237.

A live webcast of the conference call, including a slide presentation, will be available from the Investor Relations section of the Company’s website at http://hawaiiantel.com.  The webcast will be archived at the same location.

A telephonic replay of the conference call will be available three hours after the conclusion of the call until 11:59 p.m. (Eastern Time) March 19, 2015.  Access the replay by dialing (888) 286-8010 and entering passcode 45668399.  Alternatively, the replay can be accessed by dialing (617) 801-6888 and entering passcode 45668399.

Use of Non-GAAP Financial Measures

This press release contains information about adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA) and Net Debt. These are non-GAAP financial measures used by Hawaiian Telcom management when evaluating results of operations. Management believes these measures also provide users of the financial statements with additional and useful comparisons of current results of operations with past and future periods. Non-GAAP financial measures should not be construed as being more important than comparable GAAP measures. Detailed reconciliations of Adjusted EBITDA and Net Debt to comparable GAAP financial measures have been included in the tables distributed with this release and are available in the Investor Relations section of www.hawaiiantel.com.

Forward-Looking Statements

In addition to historical information, this release includes certain statements and predictions that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  In particular, any statement, projection or estimate that includes or references the words “believes”, “anticipates”, “intends”, “expected”, or any similar expression falls within the safe harbor of forward-looking statements contained in the Reform Act.  Actual results or outcomes may differ materially from those indicated or suggested by any such forward-looking statement for a variety of reasons, including, but not limited to, Hawaiian Telcom’s ability to maintain, or expand its market position in communications services, including voice, video, Internet, data, wireless, and advanced communications and network services; general economic trends affecting the purchase or supply of communication services; world and national events that may affect the ability to provide services; changes in the regulatory environment; any rulings, orders or decrees that may be issued by any court or arbitrator; restrictions imposed under various credit facilities and debt instruments; work stoppages caused by labor disputes; and Hawaiian Telcom’s ability to develop and launch new products and services. More information on potential risks and uncertainties is available in recent filings with the Securities and Exchange Commission, including Hawaiian Telcom’s 2014 Annual Report on Form 10-K. The information contained in this release is as of March 12, 2015. It is anticipated that subsequent events and developments may cause estimates to change, and the Company undertakes no duty to update forward-looking statements.

About Hawaiian Telcom

Hawaiian Telcom Holdco, Inc., headquartered in Honolulu, is Hawaii’s leading provider of integrated communications, data center and entertainment solutions for business and residential customers. With roots in Hawaii beginning in 1883, the Company offers a full range of services including voice, video, Internet, data, wireless, and advanced communication and network services supported by the reach and reliability of its network and Hawaii’s only 24/7 state-of-the-art network operations center. With employees statewide sharing a commitment to innovation and a passion for delivering superior service, Hawaiian Telcom provides an Always OnSM customer experience.  For more information, visit www.hawaiiantel.com.

(1)  Adjusted EBITDA is EBITDA plus non-cash stock compensation, SystemMetrics earn-out and other non-recurring costs not expected to occur regularly in the ordinary course of business.  EBITDA is defined as net income plus interest expense (net of interest income and other), income taxes, depreciation and amortization and gain on sale of property.  The Company believes both of these non-GAAP measures, Adjusted EBITDA and EBITDA, are meaningful performance measures for investors because they are used by our Board and management to evaluate performance, enhance comparability between periods and make operating decisions.  Our use of Adjusted EBITDA and EBITDA may not be comparable to similarly titled measures used by other companies in the telecommunications industry.  A detailed reconciliation of adjusted Adjusted EBITDA and EBITDA to comparable GAAP financial measures has been included in the tables distributed with this release.

(2)  Net Debt provides a useful measure of liquidity and financial health. The Company defines Net Debt as the sum of the face amount of short-term and long-term debt and unamortized premium and/or discount, offset by cash and cash equivalents.  A detailed reconciliation of Net Debt has been included in the tables distributed with this release.

Hawaiian Telcom Holdco, Inc.

Consolidated Statements of Income

(Dollars in thousands, except per share amounts)

	For the Year Ended
	December 31,
	2014	2013	2012

Operating revenues	$390,739	$391,150	$385,498

Operating expenses:
Cost of revenues (exclusive of depreciation and amortization)	166,280	163,749	160,226
Selling, general and administrative	115,974	114,875	108,508
Gain on sale of property	—	(6,546)	—
Depreciation and amortization	78,014	77,301	70,908

Total operating expenses	360,268	349,379	339,642

Operating income	30,471	41,771	45,856

Other income (expense):
Interest expense, net	(16,496)	(18,875)	(22,183)
Loss on early extinguishment of debt	—	(3,660)	(5,112)
Interest income and other	34	34	59

Total other expense	(16,462)	(22,501)	(27,236)

Income before income tax provision (benefit)	14,009	19,270	18,620

Income tax provision (benefit)	5,910	8,782	(91,362)

Net income	$8,099	$10,488	$109,982

Net income per common share -
Basic	$0.76	$1.01	$10.74
Diluted	$0.72	$0.95	$10.32

Weighted average shares used to compute net income per common share -
Basic	10,591,351	10,337,339	10,242,573
Diluted	11,308,051	11,093,931	10,660,647

Hawaiian Telcom Holdco, Inc.

Consolidated Balance Sheets

(Dollars in thousands, except per share amounts)

	December 31,
	2014	2013

Assets
Current assets
Cash and cash equivalents	$39,885	$49,551
Receivables, net	32,662	34,521
Material and supplies	9,337	15,939
Prepaid expenses	3,598	3,724
Deferred income taxes	6,840	8,146
Other current assets	3,481	2,851
Total current assets	95,803	114,732
Property, plant and equipment, net	565,956	524,375
Intangible assets, net	37,328	40,225
Goodwill	12,104	12,104
Deferred income taxes	81,626	75,274
Other assets	9,151	11,305

Total assets	$801,968	$778,015

Liabilities and Stockholders’ Equity
Current liabilities
Current portion of long-term debt	$3,000	$3,000
Accounts payable	50,499	40,228
Accrued expenses	19,399	18,787
Advance billings and customer deposits	14,686	16,122
Other current liabilities	6,790	6,412
Total current liabilities	94,374	84,549
Long-term debt	289,423	291,679
Employee benefit obligations	99,366	80,321
Other liabilities	14,271	8,454
Total liabilities	497,434	465,003

Stockholders’ equity
Common stock, par value of $0.01 per share, 245,000,000 shares authorized and 10,673,292 and 10,495,856 shares issued and outstanding at December 31, 2014 and 2013, respectively	107	105
Additional paid-in capital	170,521	167,869
Accumulated other comprehensive loss	(23,947)	(4,716)
Retained earnings	157,853	149,754
Total stockholders’ equity	304,534	313,012

Total liabilities and stockholders’ equity	$801,968	$778,015

Hawaiian Telcom Holdco, Inc.

Consolidated Statements of Cash Flows

(Dollars in thousands)

	For the Year Ended
	December 31,
	2014	2013	2012

Cash flows from operating activities:
Net income	$8,099	$10,488	$109,982
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	78,014	77,301	70,908
Loss on early extinguishment of debt	—	3,660	5,112
Gain on sale of property	—	(6,546)	—
Employee retirement benefits	(12,078)	(13,224)	(11,933)
Provision for uncollectibles	3,590	3,455	716
Stock based compensation	4,174	2,736	1,872
Deferred income taxes	6,851	9,617	(90,827)
Changes in operating assets and liabilities:
Receivables	(1,731)	(3,409)	(724)
Material and supplies	(386)	(4,587)	(3,161)
Prepaid expenses and other current assets	(504)	456	(1,109)
Accounts payable and accrued expenses	3,882	(6,518)	3,255
Advance billings and customer deposits	(1,436)	138	424
Other current liabilities	(296)	812	269
Other, net	2,224	2,582	1,676
Net cash provided by operating activities	90,403	76,961	86,460

Cash flows from investing activities:
Capital expenditures	(96,706)	(86,290)	(77,713)
Acquisitions, net of cash acquired	—	(11,858)	(8,343)
Proceeds on sale of property	—	13,118	—
Proceeds on sale of investments	—	—	746
Net cash used in investing activities	(96,706)	(85,030)	(85,310)

Cash flows from financing activities:
Repayment of debt including premium	(3,000)	(303,083)	(306,750)
Proceeds from borrowing	—	298,500	295,500
Loan refinancing costs	—	(3,442)	(4,130)
Proceeds from installment financing	4,336	—	—
Repayments of capital lease and installment financing	(3,179)	(542)	(582)
Taxes paid related to net share settlement on equity awards	(1,520)	(806)	(258)
Net cash used in financing activities	(3,363)	(9,373)	(16,220)

Net change in cash and cash equivalents	(9,666)	(17,442)	(15,070)
Cash and cash equivalents, beginning of year	49,551	66,993	82,063

Cash and cash equivalents, end of year	$39,885	$49,551	$66,993

Hawaiian Telcom Holdco, Inc.

Revenue by Category and Channel

(Unaudited, dollars in thousands)

For Three Months

	For Three Months Ended
	December 31,		Change
	2014	2013	Amount	Percentage

Telecommunications
Local voice services	$32,606	$33,867	$(1,261)	(3.7)%
Network access services
Business data	6,404	6,507	(103)	(1.6)%
Wholesale carrier data	14,689	14,406	283	2.0%
Subscriber line access charge	8,669	9,232	(563)	(6.1)%
Switched carrier access	1,350	2,573	(1,223)	(47.5)%
	31,112	32,718	(1,606)	(4.9)%
Long distance services	5,478	5,929	(451)	(7.6)%
High-Speed Internet	11,213	10,305	908	8.8%
Video	7,051	4,228	2,823	66.8%
Equipment and managed services	5,294	7,270	(1,976)	(27.2)%
Wireless	482	629	(147)	(23.4)%
Other	2,870	3,373	(503)	(14.9)%
	96,106	98,319	(2,213)	(2.3)%
Data center colocation	3,524	2,188	1,336	61.1%
	$99,630	$100,507	$(877)	(0.9)%

Channel
Business	$42,734	$44,724	$(1,990)	(4.4)%
Consumer	37,402	36,440	962	2.6%
Wholesale	16,038	15,958	80	0.5%
Other	3,456	3,385	71	2.1%
	$99,630	$100,507	$(877)	(0.9)%

For Twelve Months

	For the Year Ended
	December 31,		Change
	2014	2013	Amount	Percentage

Telecommunications
Local voice services	$131,412	$138,763	$(7,351)	(5.3)%
Network access services
Business data	26,210	25,392	818	3.2%
Wholesale carrier data	57,771	59,529	(1,758)	(3.0)%
Subscriber line access charge	35,654	37,739	(2,085)	(5.5)%
Switched carrier access	5,790	7,698	(1,908)	(24.8)%
	125,425	130,358	(4,933)	(3.8)%
Long distance services	22,654	24,733	(2,079)	(8.4)%
High-Speed Internet	43,419	39,800	3,619	9.1%
Video	23,810	13,012	10,798	83.0%
Equipment and managed services	19,324	26,994	(7,670)	(28.4)%
Wireless	2,128	2,713	(585)	(21.6)%
Other	11,830	12,589	(759)	(6.0)%
	380,002	388,962	(8,960)	(2.3)%
Data center colocation	10,737	2,188	8,549	NA
	$390,739	$391,150	$(411)	(0.1)%

Channel
Business	$169,042	$170,882	$(1,840)	(1.1)%
Consumer	146,714	141,234	5,480	3.9%
Wholesale	63,561	66,206	(2,645)	(4.0)%
Other	11,422	12,828	(1,406)	(11.0)%
	$390,739	$391,150	$(411)	(0.1)%

Hawaiian Telcom Holdco, Inc.

Schedule of Adjusted EBITDA Calculation

(Unaudited, dollars in thousands)

	For Three Months Ended		For the Year Ended
	December 31,		December 31,
	2014	2013	2014	2013

Net income	$1,976	$2,629	$8,099	$10,488
Income tax provision	1,755	3,261	5,910	8,782
Interest expense and other income and expense, net	4,088	4,157	16,462	22,501
Depreciation and amortization	20,693	18,769	78,014	77,301
Gain on sale of property	—	—	—	(6,546)
EBITDA	28,512	28,816	108,485	112,526
Non-cash stock compensation	1,108	850	4,174	2,736
SystemMetrics earn-out	272	—	1,087	—
Non-recurring costs	402	695	2,448	2,553
Severance costs	197	—	197	712
Wavecom integration costs	87	374	339	1,343
Storm Iselle costs	134	—	1,077	—

Adjusted EBITDA	$30,712	$30,735	$117,807	$119,870

Hawaiian Telcom Holdco, Inc.

Net Debt to LTM Adjusted EBITDA Ratio

(Unaudited, dollars in thousands)

Long-term debt as of December 31, 2014	$292,423
Less cash on hand	(39,885)
Total Net Debt as of December 31, 2014	$252,538

LTM Adjusted EBITDA as of December 31, 2014	$117,807

Total Net Debt to Adjusted EBITDA	2.14	x

Hawaiian Telcom Holdco, Inc.

Volume Information

(Unaudited)

				2014 vs. 2013		2013 vs. 2012
	December 31,			Change		Change
	2014	2013	2012	Number	Percentage	Number	Percentage

Voice access lines
Residential	169,488	186,415	203,330	(16,927)	(9.1)%	(16,915)	(8.3)%
Business (1)	188,534	193,027	185,142	(4,493)	(2.3)%	7,885	4.3%
Public	3,830	4,155	4,405	(325)	(7.8)%	(250)	(5.7)%
	361,852	383,597	392,877	(21,745)	(5.7)%	(9,280)	(2.4)%

High-Speed Internet lines
Residential	92,875	91,437	88,016	1,438	1.6%	3,421	3.9%
Business	19,589	19,320	18,575	269	1.4%	745	4.0%
Wholesale	814	963	1,020	(149)	(15.5)%	(57)	(5.6)%
	113,278	111,720	107,611	1,558	1.4%	4,109	3.8%

Long distance lines
Residential	107,342	117,282	126,551	(9,940)	(8.5)%	(9,269)	(7.3)%
Business (1)	77,899	79,496	74,781	(1,597)	(2.0)%	4,715	6.3%
	185,241	196,778	201,332	(11,537)	(5.9)%	(4,554)	(2.3)%

Video
Subscribers	28,124	18,393	9,829	9,731	52.9%	8,564	87.1%
Homes Enabled	160,000	120,000	65,000	40,000	33.3%	55,000	84.6%

(1) Beginning in 2013, the business voice access lines and business long distance lines include the acquired Wavecom lines. There were 9,400 business voice access line and 5,500 business long distance lines for Wavecom as of December 31, 2013.